DC
No Act
P.E. 1-4-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE [redacted]

07047019

March 2, 2007

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

1934
14A-8
3/2/2007

Re: The Home Depot, Inc.
Incoming letter dated January 4, 2007

Dear Mr. Grabar:

This is in response to your letter dated January 4, 2007 concerning the shareholder proposal submitted to Home Depot by Harold J. Mathis, Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 0 6 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

354950

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW CLEARYGOTTLIEB COM

WASHINGTON, DC · PARIS · BRUSSELS
LONDON · MOSCOW · FRANKFURT · COLOGNE
ROME · MILAN · HONG KONG · TOKYO

Writer's Direct Dial (212) 225-2414
E-Mail: ngrabar@cgsh.com

January 4, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc. – Shareholder Proposal of Harold J. Mathis Jr.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the Commission of the Company's intention to exclude from the Company's proxy materials for its 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials") a proposal (the "Proposal"), dated December 12, 2006, made by Mr. Harold J. Mathis Jr. (the "Proponent"). The Company hereby requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action against the Company if the Company excludes the Proposal from the 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), I enclose six copies of this letter and its attachments, and a copy of this letter and its attachments is also being mailed today to the Proponent. Based on the expected filing date of the Company's definitive 2007 Proxy Materials, this letter is timely under Rule 14a-8(j).

The Company believes that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(f)(1), because the Proponent has failed to provide, within 14 days of receipt of the Company's request, the written statement of a record holder evidencing stock ownership by the Proponent under paragraph 14a-8(b)(2)(i).

On December 12, 2006, the Proponent submitted the Proposal for inclusion in the 2007 Proxy Materials. The cover letter to the Proposal stated that "Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." The cover letter also designated John Chevedden to act on the Proponent's behalf and asked that all future communication regarding the Proposal be directed to Mr. Chevedden. No ownership verification letter from a "record holder" accompanied the Proposal. A copy of the letter from the Proponent, including the cover letter, the Proposal and the supporting statement, is attached as Exhibit A to this letter.

After determining that the Proponent was not a record holder of the Company's shares, the Company requested, by letter dated December 15, 2006 (the "Notification Letter"), that the Proponent submit proof of ownership within 14 days. The letter was delivered to the Proponent on December 18, 2006, within 14 days of receiving the Proponent's letter in compliance with Rule 14a-8(f)(1). A copy of the Notification Letter and its receipt confirmation is attached hereto as Exhibit B.

On December 18, 2006, the Company received a fax dated December 15, 2006 (the "Verification Letter") stating that as of the date of the Proposal, the Proponent continuously held 100 shares of Home Depot since May 27, 2003. The Verification Letter is on letterhead of "Edward Jones" and is signed "Dan Vance, Investment Representative." A copy of the Verification Letter is attached as Exhibit C to this letter.

Rule 14a-8(b)(2) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." Rule 14a-8(b)(2)(i) provides that in order to verify the ownership of securities, a proponent who is not a record holder may "submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." The Staff has clarified in question C.1.c(1) of Staff Legal Bulletin No. 14 (July 13, 2001) that the ownership verification statement "must be from the record holder of the shareholder's securities, which is usually a broker or bank" and that a verification statement issued by an investment adviser is insufficient "unless the investment adviser is also the record holder."

The Verification Letter is insufficient to meet the requirements of the Commission's rules. The Company has confirmed with Computershare, the Company's registrar and transfer agent, that on December 15, 2006, Edward Jones was not a record holder of the Company's stock (other than as custodian for specified persons who do not include the Proponent). A letter from Computershare is attached as Exhibit D to this letter. In any case, the Verification Letter does not purport to be from a record holder, or from a broker or other intermediary through which the Proponent owns the shares. It might equally be from an investment advisor, or from anyone claiming to be familiar with the Proponent's investments.

The Notification Letter stated that to remedy the eligibility deficiency, the ownership verification statement must be from the record holder of the securities. A copy of Rule 14a-8 was attached for further clarification of the requirements. The Verification Letter is insufficient, and the Proponent has failed to provide a letter from the record holder of his securities verifying that such record holder was holding the shares on behalf of the Proponent.

The Staff has previously found it proper to omit proposals where an ownership verification letter was not sent by a record holder. *See AMC Corporation* (March 15, 2004) (permitting exclusion of a proposal because the ownership verification letter was sent by an investment representative who was not a record holder) and *General Motors Corporation* (April 3, 2002) (permitting exclusion of a proposal because the ownership verification letter was sent by a financial consultant who was not a record holder). Also, while Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification was deficient. Any further verification the Proponent might now submit would be untimely under the Commission's rules.

Therefore, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency after notification by the Company.

* * * * *

For the foregoing reasons, the Company believes it may exclude the Proposal from the 2007 Proxy Materials under Rule 14a-8(f) and respectfully requests that the Staff not recommend enforcement action if the Company does so. If the Staff does not concur with the Company's position, the Company requests an opportunity to confer with the Staff concerning the Proposal prior to the issuance of a response.

The Company asks the Proponent to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2414.

Very truly yours,

Nicolas Grabar /

Nicolas Grabar

cc: Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Attachments

Exhibit A

(Mr. Mathis Jr.'s Letter and Proposal)

Harold Mathis
P.O. Box 1209
Richmond, TX 77406

Mr. Robert Nardelli
Chairman
Home Depot, Inc. (HD)
2455 Paces Ferry Road
Atlanta, GA 30339
PH: 770-433-8211
FX: 770-431-2685

Rule 14a-8 Proposal

Dear Mr. Nardelli,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email

Sincerely,

Harold Mathis, JR.

12-12-06
Date

cc: Frank Fernandez
Corporate Secretary
PH: 770-433-8211
FX: 770-384-5552
FX: 770-384-2739

[Rule 14a-8 Proposal, December 12, 2006]

3 – Performance Based Stock Options

Resolved, Shareholders request that our Board of Directors adopt a policy whereby at least 75% of future equity compensation (stock options and restricted stock) awarded to senior executives is performance-based, and the performance criteria adopted by our Board is disclosed to shareowners.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;

(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or

(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged – for the good of our company – to promptly negotiate revised contracts that are consistent with this proposal.

As a long-term shareholder, I support compensation policies for senior executives that provide challenging performance objectives that motivate our executives to achieve long-term shareowner value. I believe that a greater reliance on performance-based equity grants is particularly warranted at Continental.

Many leading investors criticize standard options as inappropriately rewarding mediocre performance. Warren Buffett has characterized standard stock options as "a royalty on the passage of time" and has spoken in favor of indexed options.

In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging our executives to set and meet performance targets.

The Corporate Library, http://www.thecorporatelibrary.com/, an independent research firm, said: For fiscal 2005, our CEO, Mr. Nardelli, was awarded a cash bonus of $7 million and received 380,000 shares of restricted stock, 175,000 deferred shares and 90,000 nonqualified stock options. His total compensation for fiscal 2005 was valued at more than $31 million. In contrast to this excessive sum of compensation, total shareholder return over his tenure as CEO is minus-20.88%. This pay package justly exemplifies pay for failure.

The Corporate Library thus rated our company "Very High Concern" in CEO Compensation – $31 million in one year. Plus our Directors still had a $1 million gift program.

The above status reinforces the reason to take one step forward now and vote yes for:

Performance Based Stock Options
Yes on 3

Notes:

Harold Mathis, P.O. Box 1209, Richmond, TX 77406 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

(Notification Letter to Mr. Mathis Jr. and its Receipt Confirmation)

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> year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

Home Depot has not received verification of Mr. Mathis's ownership of Home Depot shares. Under Rule 14a-8(f), you must remedy this deficiency by responding *within 14 calendar days* from the date you receive this letter.

I am enclosing a copy of Rule 14a-8, in case that is helpful for you.

If you require any additional information or if you would like to discuss this matter, please call me at the number provided above. Thank you.

Very truly yours,

Nicolas Grabar

Enclosure

cc: Harold Mathis
P.O. Box 1209
Richmond, TX 77406

Exhibit C

(Mr. Mathis Jr.'s Verification Letter)

22 W. Washington Street
Lexington, VA 24450
Bus. 540-463-1999
Fax 540-463-0415
800-755-4464

Dan Vance
Investment Representative

Edward Jones

December 15, 2006

To Whom it may concern,

As of December 12, 2006 Mr. Harold J Mathis, Jr. has continuously held 100 shares of Home Depot, Inc. since May 27, 2003

Sincerely,

Dan Vance

Dan Vance
Investment Representative

Post-it® Fax Note 7671	Date 12-18-06 # of pages ▸
To Frank Fernandez	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 770-384-5552 -2739	Fax #

Exhibit D

(Letter from Computershare)

Computershare

250 Royall Street
Canton, MA 02021
Telephone 781 575 2000
www computershare.com

January 2, 2007

Frank L. Fernandez
Executive Vice President,
Secretary & General Counsel
The Home Depot, Inc.
2455 Paces Ferry Road N.W.
Atlanta, GA 30339-4024

Dear Mr. Fernandez:
After a careful review of our records as transfer agent and registrar for The Home Depot, Inc., we confirm that Edward D. Jones & Co., L.P. was not a registered holder of the stock of The Home Depot, Inc. (other than as custodian for specified persons who do not include Harold J. Mathis, Jr.) as of December 15, 2006 or as of the date of this letter.

Sincerely,

Deborah H Norris

Deborah H. Norris
Senior Relationship Manager

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial: (212) 225-2414
E-Mail: ngrabar@cgsh.com

December 15, 2006

<u>VIA FEDERAL EXPRESS</u>

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

I am writing about Mr. Harold Mathis's fax dated December 12, 2006, addressed to Mr. Robert L. Nardelli of The Home Depot, Inc., regarding a shareholder proposal captioned "Performance Based Stock Options."

Before Home Depot can process Mr. Mathis's shareholder proposal, you need to remedy a deficiency so that Mr. Mathis's proposal satisfies the eligibility requirements of Rule 14a-8 under the Exchange Act. Rule 14a-8(b) requires that a shareholder proponent must prove eligibility by submitting:

- a written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- either:
    - a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
    - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one-

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 4, 2007

The proposal relates to performance-based equity compensation.

We are unable to concur in your view that Home Depot may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Derek B. Swanson
Attorney-Adviser

END